Medtronic plc
20 On Hatch
Lower Hatch Street
Dublin, Ireland
www.medtronic.com
October 6, 2016

Via EDGAR Correspondence

Mr. Martin James
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3030
Washington, DC 20549

Re:    Medtronic plc
Form 10-K for the Fiscal Year Ended April 29, 2016
Filed June 28, 2016
Form 8-K dated August 25, 2016
Filed August 25, 2016
File No. 001-36820

Dear Mr. James:

Please find below Medtronic plc’s (“Medtronic” or the “Company”) responses to your comments as noted in your letter to the Company dated September 22, 2016. For ease of review, we have included the questions from your letter in italics and included our response in bold font below each question.

Form 10-K for the Fiscal Year Ended April 29, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operations by Market Geography, page 50

1.
We note the table and charts presenting total and segment sales by market geography. Please revise future filings to define the terms “non-U.S. Developed Markets” and “Emerging Markets,” to describe the countries included in each market and to clarify whether they have been consistently reported between periods.

Response to Comment 1:

The Company notes the Staff’s comment and respectfully informs the Staff that it will revise its disclosure in future filings to define the terms “non-U.S. Developed Markets” and “Emerging Markets,” including a description of the countries included in such markets. In addition, the Company will identify in future filings significant changes that it makes to the composition of a geographic market category as compared to the prior-year period.

Note 11. Income Taxes, page 105

2.
We note that as a result of your Internal Reorganization $9.7 billion of cash, cash equivalents, and investments became available for general corporate purposes and you recorded a $442 million tax adjustment charge, which primarily related to U.S. income tax expense. We also note that at the end of fiscal 2015 and 2016, cash, cash equivalents and investments of $6 billion and $5 billion, respectively, were held by U.S. controlled non-U.S. subsidiaries and may not have represented available liquidity. Please address the following:

•
Describe to us in greater detail the reorganization of the Covidien businesses and tell us how it impacted the reporting and holding of cash, cash equivalents and investments by the U.S. controlled non-U.S subsidiaries.

•
Reconcile for us the $6 billion of cash, cash equivalents and investments not available for general corporate purposes at the end of fiscal 2015 with the $5 billion disclosed at the end of fiscal 2016, clearly showing how the additional $9.7 billion became available in the second quarter of 2016.

•	Tell us how you applied the guidance in ASC 740 in recording the tax adjustment charge, including your calculation of the amount of the charge and determination of the appropriate tax rate.

Response to Comment 2:

•
Describe to us in greater detail the reorganization of the Covidien businesses and tell us how it impacted the reporting and holding of cash, cash equivalents and investments by the U.S. controlled non-U.S subsidiaries.

With respect to the factual background for this request, the Company respectfully notes that in the fiscal year 2015 10-K filing for Medtronic plc, the Liquidity and Capital Resources section of the disclosure stated that as of the end of fiscal year 2015 “approximately $17.7 billion . . . of cash, cash equivalents, and investments in marketable debt and equity securities were held by our non-U.S. subsidiaries.” This figure included cash, cash equivalents, and investments in marketable debt and equity securities held by both U.S. controlled non-U.S. subsidiaries and non-U.S. subsidiaries that were not U.S.

controlled; amounts held by the U.S. controlled non-U.S. subsidiaries referenced in the Company’s fiscal year 2016 10-K filing totaled approximately $15 billion as of 2015 fiscal year end. Following the reorganization described below, the Company refined its Liquidity and Capital Resources disclosure prior to its fiscal year 2016 10-K filing to reference only the amounts held by certain U.S. controlled non-U.S. subsidiaries that may not be available for general corporate purposes. The fiscal year 2016 10‑K Liquidity and Capital Resources disclosure therefore stated that “Approximately $5 billion of our cash, cash equivalents, and investments held by certain U.S. controlled non-U.S. subsidiaries may not represent available liquidity for general corporate purposes.”

In January of 2015, Medtronic, Inc. and Covidien were combined under and became subsidiaries of Medtronic plc. As is customary following an acquisition, the Company evaluated whether the newly-combined company could benefit from optimizing administrative functions, manufacturing and supply chain infrastructure and achieving other synergies by integrating and reorganizing its subsidiary legal entity structure. As part of the resulting internal restructuring of entities, one Medtronic plc subsidiary purchased all of the shares of another Medtronic plc subsidiary, which at the time of the disclosure had an anticipated value of approximately $9.7 billion. Pursuant to the terms of this intercompany sale of shares, the acquiring Medtronic subsidiary, which was a U.S. controlled non-U.S. subsidiary, delivered $9.7 billion cash, cash equivalents and investments to the selling subsidiary, which was not a U.S. controlled non-U.S. subsidiary. As a result, the Company updated the reporting of the cash, cash equivalents and investments in subsequent filings to disclose the approximate amounts held by certain U.S. controlled non-U.S. subsidiaries. As described in more detail in response to last bullet point of comment 2 below, Medtronic estimated the total tax cost associated with this transaction to be $442 million.

The Company continues to engage in other internal restructurings of legal entities as part of its ongoing effort to integrate the legacy Medtronic and Covidien businesses. In addition, cash is generated by ongoing business operations and continues to be used for general corporate purposes. The levels of cash, cash equivalents and investments held by U.S. controlled non-U.S. subsidiaries are affected by these intracompany transactions and ongoing business operations due to movements of cash among entities and changes to operations held by such entities, which has a resulting impact to cash flow from operations and the entities’ overall cash balances. The Company therefore makes corresponding updates in its periodic reports to the disclosed amount of cash, cash equivalents, and investments which are held by certain U.S. controlled non-U.S. subsidiaries.

•
Reconcile for us the $6 billion of cash, cash equivalents and investments not available for general corporate purposes at the end of fiscal 2015 with the $5 billion disclosed at the end of fiscal 2016, clearly showing how the additional $9.7 billion became available in the second quarter of 2016.

As noted in the response to the first bullet point of comment 2 above, approximately $15 billion of cash, cash equivalents, and investments was held by certain U.S. controlled non-

U.S. subsidiaries as of the end of the Company’s 2015 fiscal year. This amount decreased by approximately $10 billion during fiscal 2016 as a result of the $9.7 billion reorganization transaction described above, as well as other intracompany transactions and our ongoing business operations.

•	Tell us how you applied the guidance in ASC 740 in recording the tax adjustment charge, including your calculation of the amount of the charge and determination of the appropriate tax rate.

In order to determine the amount of tax associated with the reorganization transaction described above, the Company determined the relevant U.S. federal income tax rate attributable to the subsidiary acquiring the shares and estimated the total amount of income taxes due using an approximately $9.7 billion valuation for the transferred shares.  The relevant tax rates were based on the general U.S. tax federal and state tax rates on corporate income as well as the relevant withholding tax rates under applicable treaties.  The Company also addressed the non-U.S. tax consequences of this reorganization, using the non-U.S. tax rates applicable to the subsidiary selling the shares and the same valuation for the transferred shares.  The aggregate estimated taxes due under U.S. and foreign tax law were estimated to be approximately $442 million which was calculated at various statutory rates.  The majority of this expense was required to be paid immediately, but based on the specific U.S. tax laws, a portion of the payment was deferred until a subsequent tax year.

Form 8-K dated August 25, 2016

Revenue Outlook and EPS Guidance, page 3

3.
We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment 3:

The Company notes the Staff’s comment and will ensure that future disclosures of forward looking non-GAAP measures that are subject to Item 10(e)(1)(i) of Regulation S-K are consistent with the guidance set forth in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations. In its next earnings release, the Company will either provide a quantitative reconciliation to the most directly comparable forward looking GAAP measures or disclose that a reconciliation is not available without unreasonable efforts, in which case the Company will identify the information that is unavailable and its probable significance.

Net Income and Diluted EPS GAAP to Non-GAAP Reconciliations, page 10

4.
We note that you exclude restructuring charges from your non-GAAP measures. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment 4:

The Company has reviewed the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, as well as Regulation G and Item 10(e) of Regulation S-K, in the identification of items for which the GAAP financial measures are adjusted. The Company believes that adjusting non-GAAP results for restructuring costs is consistent with the guidance referenced above. Consistent with Compliance and Disclosure Interpretation 102.03, the Company does not describe these charges as non-recurring or in other terms that mischaracterize the frequency of these charges. Moreover, because the Company may incur restructuring charges in connection with various cost-reduction or productivity initiatives or synergy initiatives in relation to acquisitions, it does not view such charges as normal, recurring, cash operating expenses necessary to the operation of its business.

The Company’s restructuring charges may or may not recur with similar materiality or impact on results across reporting periods, due to changes in cost-reduction activities and productivity initiatives, including progress on or changes to synergy initiatives arising out of acquisitions, which may be impacted by variations in the number, size and nature of acquisitions and the extent of integration activity from period to period. While it is not unusual for the Company to incur some manner of restructuring charges in a period, the nature and amount of such charges vary and are not incurred in the ordinary course of business. Because variations in restructuring charges may affect the comparability of the Company’s operational results across reporting periods, the Company’s management uses financial measures that exclude restructuring charges to facilitate reviews of operational performance and as a basis for strategic planning, and management believes that presenting non-GAAP financial measures that exclude restructuring charges allows investors to supplement their understanding of the Company’s short-term and long-term financial trends.

If you have any questions regarding these matters, please contact me at (763) 505-3070.

Sincerely,

/s/ Karen L. Parkhill

Karen L. Parkhill
Executive Vice President and
Chief Financial Officer

cc:    Bradley E. Lerman
Senior Vice President, General
Counsel and Corporate Secretary

Martha Ha
Assistant Corporate Secretary